miax™

March 26, 2021

Jeannette Marshall
Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: MIAX Emerald, LLC ("Emerald")
Amendment 2021-4 to Form 1 Application

Dear Ms. Marshall:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2021-4 to the Form 1 Application of Emerald, which includes the following changes:

Exhibit F – Updated Membership Forms

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION** **WASHINGTON, D.C. 20549** **APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 03/26/21	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX Emerald, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

21000226

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
609-897-7315

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, EVP, General Counsel & Corporate Secretary
MIAX Emerald, LLC
7 Roszel Road, Suite 1A
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 01/30/18 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX EMERALD, LLC

Date: March 26, 2021

By: Barbara J. Comly
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this ___ day of _____, 2021.

Based upon relief from Commission Staff and difficulties arising from COVID-19, MIAX Emerald, LLC is making this filing without a notarization.

____
Notary Public of the State of New Jersey

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT F

<u>Exhibit Request</u>:

A complete set of all forms pertaining to:

1. Application for membership, participation, or subscription to the entity.

2. Application for approval as a person associated with a member, participant, or subscriber of the entity.

3. Any other similar materials.

<u>Response</u>:

1. Pre-Application Survey Form (MIAX, PEARL & EMERALD)

2. Member Application (MIAX, PEARL & EMERALD)

3. Waive-In Member Application (MIAX, PEARL & EMERALD)

4. Amendment to Member Application (MIAX, PEARL & EMERALD)

5. Market Maker Member Guarantee (EMERALD)

6. Clearing Member Give-Up Authorization and Guarantee (MIAX, PEARL & EMERALD)

7. User Agreement (MIAX, PEARL & EMERALD)

8. Sponsored Access Agreement (EMERALD)

9. Statutory Disqualification Notice (MIAX, PEARL & EMERALD)

10. Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Firm Applicant (EMERALD)

11. Attestation, Consent to Jurisdiction and Authorization of Associated Person Membership – Individual Applicant (EMERALD)

12. Market Data Policies (MIAX, PEARL & EMERALD) **[Updated]**

13. Exchange Data Agreement (MIAX, PEARL & EMERALD)

14. Affiliated Companies List – Schedule A to Exchange Data Agreement (MIAX, PEARL & EMERALD)

15. Data Feed Request Form – Schedule B to Exchange Data Agreement (MIAX, PEARL & EMERALD) **[Updated]**

16. Service Facilitator List – Schedule C to Exchange Data Agreement (MIAX, PEARL & EMERALD)

17. Market Data Subscriber Agreement – Schedule D to Exchange Data Agreement (MIAX, PEARL & EMERALD)

18. Service Bureau Agreement (MIAX, PEARL & EMERALD)

19. Extranet Connection Agreement (MIAX, PEARL & EMERALD)

20. Extranet Information Form – Schedule A (MIAX, PEARL & EMERALD)

21. Stock-Tied Give Up Authorization and Guarantee (MIAX & EMERALD)

22. Stock-Tied Complex Order Authorization (MIAX & EMERALD)

23. Volume Aggregation Request Form (MIAX, PEARL & EMERALD)

24. Clearing Member Restriction Form (MIAX, PEARL & EMERALD)

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

MIAX Exchange Group

Market Data Policies

Modified March 2021

© 2021 Miami International Holdings, Inc. and its subsidiaries. All Rights Reserved.

Table of Contents

© 2021 Miami International Holdings, Inc. and its subsidiaries. All Rights Reserved.

Under the terms of the Exchange Data Agreement between Miami International Securities Exchange, LLC ("MIAX"), MIAX Pearl, LLC ("MIAX Pearl"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable) and any person who desires to receive Market Data or other information of the Exchange (each a "Person") ("Exchange Data Agreement"), any Person receiving Market Data must comply with the following policies and procedures ("Policies"). The Exchange reserves the right to update the Policies from time to time and will communicate any updates via email to the designated Market Data contacts for any Person. All capitalized terms used herein that are not defined herein are defined in the Exchange Data Agreement.

© 2021 Miami International Holdings, Inc. and its subsidiaries. All Rights Reserved.

1. Definitions

Data Feed – A transmission of market or other Exchange information ("Market Data"), as identified within the Data Feed Request form.

Data Recipient – A Person that receives a Data Feed (i) from the Exchange directly or from the Exchange through an Extranet, or (ii) through another Person that is an approved Data Feed Distributor.

Data Feed Distributor – A Data Recipient that acts as either a Controlled Data Distributor (Internal or External) or an Uncontrolled Data Distributor.

Controlled Data Distributor – A Data Recipient that (i) provides Market Data to a Person, and (ii) controls the entitlements of and display of information to such Person.

- If the Person is either (x) an Affiliate, (y) an employee or officer of the Controlled Data Distributor, or (z) an employee or officer of an Affiliate of the Controlled Data Distributor identified on the Affiliate List submitted by such Controlled Data Distributor to the Exchange in accordance with the directions below, such Controlled Data Distributor shall be considered an "Internal Controlled Data Distributor".
- If the Person is not an Affiliate, or an employee or officer of the Controlled Data Distributor or of an Affiliate, such Controlled Data Distributor shall be considered an "External Controlled Data Distributor".

Person – Any natural person, proprietorship, corporation, partnership, limited liability company or other organization.

Subscriber – A natural person, a proprietorship, corporation, partnership, or other entity, or a device (computer or other automated service) that is entitled to receive Market Data from a Controlled Data Distributor.

Uncontrolled Data Distributor – A Data Recipient that is authorized by the Exchange to distribute Market Data externally to a Person who is not an affiliate of the Data Recipient where the Data Recipient does not control the entitlement of and display of information to such Person.

Note: No new Data Recipient may receive any Market Data and/or Data Feeds unless and until the Exchange has approved the specific nature of the Market Data and/or Data Feeds to be provided to such Data Recipient.

© 2021 Miami International Holdings, Inc. and its subsidiaries. All Rights Reserved.

2. Data Feed Distributor Requirements

Each Data Recipient that desires to become an authorized Data Feed Distributor of the Exchange must complete and submit an Exchange Data Agreement and a Schedule B - Data Feed Request Form. The Data Feed Request Form requires the prospective Data Feed Distributor to describe its plan to distribute Data Feeds internally to any Affiliate, employee or officer of the Data Recipient or an employee or officer of an Affiliate or externally to any Person that is not an Affiliate, employee or officer of the Data Recipient or an employee or officer of an Affiliate. The completed Data Feed Request Form and the Exchange Data Agreement should be emailed to MarketData@MIAXOptions.com for review and processing.

Prospective Data Feed Distributor Documentation

Data Feed Distributors are responsible for either (i) directing each prospective Data Recipient to which it desires to redistribute or retransmit a Data Feed to download required documentation from the Exchange website, or (ii) providing a hard copy of each document indicated below to the prospective Data Recipient and ensuring that such Person completes and executes such documents **PRIOR TO RECEIPT OF ANY MARKET DATA**.

Required documentation includes the following documents:

- Exchange Data Agreement
- Schedule B – Data Feed Request Form
- Schedule A – Affiliated Companies List (to be completed by prospective Data Recipient if applicable in accordance with the instructions set forth in Section 8 below)
- Schedule C – Service Facilitator List (to be completed by prospective Data Recipient if applicable in accordance with the instructions set forth in Section 7 below)
- Schedule D – Market Data Subscriber Agreement (to be forwarded by Data Recipient to its Subscribers if applicable and completed by each Subscriber according to the instructions set forth in Section 3 below)

Redistribution Approval Process

Once the documentation described above is completed and executed, the prospective Data Feed Distributor must forward the required documentation to the Exchange for review and approval. The Exchange will review the application and may contact the prospective Data Recipients directly for any additional information that it may need to process and/or approve the request. The review of the application includes, but is not limited to, a review of the intended use of the Market Data.

© 2021 Miami International Holdings, Inc. and its subsidiaries. All Rights Reserved.

Upon approval, the Exchange will forward an approval letter via email to both the Data Feed Distributor and Data Recipients. Once the approval letter is received, the Data Feed Distributor is authorized to provide the approved Data Feeds to the Data Recipients.

Note: If a Data Feed Distributor provides Market Data to an unapproved Data Recipient or releases any Data Feeds prior to approval of such Person by the Exchange, the Data Feed Distributor is responsible for paying the Exchange any fees, charges or penalties that are assessable by the Exchange for such Data Recipient's receipt/use during the period of time that the Data Recipient has received/used the Market Data even if such Person is not yet authorized by the Exchange to receive or use such Market Data.

© 2021 Miami International Holdings, Inc. and its subsidiaries. All Rights Reserved.

3. Controlled Data Distribution Requirements

Each Controlled Data Distributor must complete and submit an Exchange Data Agreement and a Schedule B - Data Feed Request Form. The Data Feed Request Form requires each Controlled Data Distributor to identify the desired Data Feed and provide contact information for key Market Data Individuals, a description of the intended internal use and/or external Controlled distribution service being provided and a description of how the Data Feed is entitled. A separate Data Feed Request Form should be submitted for each entitlement system utilized. Each completed Data Feed Request Form and the Exchange Data Agreement should be emailed to MarketData@MIAXOptions.com for review and processing.

Internal Controlled Data Distributors

Each Internal Controlled Data Distributor ("ICDD") has the right to provide Market Data to employees and officers of the ICDD or to any Affiliate thereof identified on an Affiliate List submitted by the ICDD to the Exchange in accordance with the instructions set forth in Section 8 below, and are not required to qualify such persons as Subscribers to the Exchange. ICDDs are not subject to the reporting requirements set forth in Section 6 below.

External Controlled Data Distributors

Each External Controlled Data Distributor ("ECDD") must qualify their prospective external Subscribers before any such Subscriber can be entitled to receive Market Data through one of the two following methods outlined below:

- **Subscriber Agreement**
  Each prospective Subscriber must execute the Schedule D – Market Data Subscriber Agreement.

- **ECDD Agreement**
  Alternatively, an ECDD may utilize its own distribution or subscriber agreement with each Subscriber provided that such ECDD incorporates the following terms within its own written legally enforceable agreement ("ECDD Agreement"):

  - The Exchange shall retain all intellectual property rights in the Market Data provided to Subscriber.
  - Market Data that is provided is subject to all terms and conditions stipulated by the Exchange.
  - Subscriber may be subject to reporting requirements.
  - Subscriber agrees that the Exchange does not make any representations or warranties, express or implied, with respect to the Market Data, or the transmission, timeliness, accuracy or completeness thereof, including, without limitation, any implied warranties or any warranties of merchantability, quality or fitness for a particular purpose, and those arising by statute or otherwise in law or from any course of dealing or usage of trade.

© 2021 Miami International Holdings, Inc. and its subsidiaries. All Rights Reserved.

- Subscriber agrees that (i) it will not use or permit any other person to use Market Data for any illegal purpose, (ii) it will not use Market Data in any way to compete with the Exchange nor use the Market Data in any way so as to assist or allow a third party to compete with the Exchange, (iii) the provision of Market Data by the Exchange hereunder is conditioned upon Subscriber's strict compliance with the terms of the ECDD Agreement, and (iv) the Exchange may, with or without notice and with or without cause, forthwith discontinue said service whenever in its judgment there has been any default or breach by Subscriber of the provisions hereof.

- Subscriber agrees to indemnify and hold harmless the Exchange and its members, directors, officers, employees and agents harmless from and against any and all claims arising out of or in connection with the receipt and/or use of the Market Data, including, without limitation, any liability, loss or damages (including, without limitation, attorneys' fees and other expenses) caused by any inaccuracy in or omission from, Subscriber's failure to furnish or to keep, or Subscriber's delay in furnishing or keeping, any report or record required to be kept by Subscriber.

- Subscriber agrees that: (i) the provision of Market Data is made with equipment, communications devices, and/or leased lines not owned or operated solely by the Exchange; and (ii) neither the Exchange nor its members, directors, officers, employees or agents, guarantees the sequence, accuracy or completeness of the Market Data, nor shall any of them be liable to Subscriber or any other person for any delays, inaccuracies, errors or omissions in Market Data, or in the transmission thereof, or for any other damages arising in connection with Subscriber's receipt or use of Market Data, whether or not resulting from negligence on their part, a force majeure event or any other cause beyond their reasonable control.

- Automatic termination of the ECDD Agreement in the event of expiration or termination of the Exchange Data Agreement between the Exchange and the ECDD.

- If the agreement does not include the Exchange directly as a party, the Exchange must be an expressly specified third party beneficiary of the ECDD Agreement, and shall thereby be entitled to receive the rights of ECDD and enforce the provisions of the ECDD Agreement against Subscriber; provided, however, that (i) no provision of the ECDD Agreement shall impose upon the Exchange any obligations of ECDD set forth therein, and (ii) except as otherwise provided above, the Exchange shall not be entitled to receive those rights of ECDD in respect of which no corresponding right exists under the Exchange Data Agreement, including the right to collect any fees payable directly to ECDD by Subscriber under the ECDD Agreement.

- No terms of any ECDD Agreement shall in any manner conflict with the terms of the Exchange Data Agreement.

- ECDD agrees that it is not an agent of the Exchange and is not authorized to amend any provision of the Exchange Data Agreement between the Exchange and ECDD for the benefit of Subscriber.

Any agreement with a Subscriber, whether it be the Subscriber Agreement or the ECDD Agreement, should be kept by each ECDD for a period of at least three (3) years. The Exchange reserves the right to request a copy of all such agreements at any time during the term of the Exchange Data Agreement between the ECDD and the Exchange.

© 2021 Miami International Holdings, Inc. and its subsidiaries. All Rights Reserved.

Controlled Data Distributor Notice and Enforcement

Each Controlled Data Distributor shall:

- Enforce each of its employees and officer's compliance with the terms of the Exchange Data Agreement and each of its Subscriber's compliance with the terms of the Subscriber Agreement, as applicable;

- Provide the Exchange written notice of any violate on thereof by a Person, immediately upon becoming aware of such violation;

- Provide the Exchange notice of termination of any Subscriber Agreement, immediately upon receiving or serving notice of such termination;

- Provide the Exchange a true and correct copy of any Exchange Data Agreement or Subscriber Agreement entered into by any of its Data Recipients or Subscribers, as the case may be, promptly upon the Exchange's request therefor;

- Provide the Exchange any assistance as the Exchange may reasonably request in enforcing the Exchange's rights under any Exchange Data Agreement with any Data Recipient or its rights under any Subscriber Agreement with any Subscriber as applicable;

- Immediately cease providing any Market Data to any Person upon the Exchange's request; and

- Provide the Exchange written notice promptly upon becoming aware of any acts or omissions of any Person or other person, in addition to those otherwise required to be reported herein, which Controlled Data Distributor believes, in its reasonable discretion, might jeopardize or prejudice the rights of the Exchange in any Market Data or threaten the security or operations of any systems or other technology utilized by or on behalf of the Exchange or any Distributor to disseminate any Data Feeds.

© 2021 Miami International Holdings, Inc. and its subsidiaries. All Rights Reserved. | Modified March 2021

4. Uncontrolled Data Distribution Requirements

Each Uncontrolled Data Distributor must complete and submit an Exchange Data Agreement and a Schedule B - Data Feed Request Form. The Data Feed Request Form should include the following additional information:

- The earliest date upon which one or more Persons will receive any Exchange Market Data from the Uncontrolled Data Distributor (installation date)
- Describe to whom/how the Uncontrolled Data Distributor will be distributing the data in an uncontrolled manner

After the required documents have been completed, the prospective Uncontrolled Data Distributor must submit the required documents to the Exchange (as described above) for approval. The Exchange will review the documents and may contact the Uncontrolled Data Distributor directly for additional information.

Upon approval, the Exchange will notify the Uncontrolled Data Distributor via email. Once approved by the Exchange, the Uncontrolled Data Distributor is authorized to provide the approved Exchange Market Data to one or more Persons.

© 2021 Miami International Holdings, Inc. and its subsidiaries. All Rights Reserved.

5. Fees

The Exchange Market Data Fee Schedule is available on the Exchange website. Fees may be modified by the Exchange at any time with no advance notice to Data Recipient or to any other Person except as may be provided in any agreement between the Exchange and such Person.

© 2021 Miami International Holdings, Inc. and its subsidiaries. All Rights Reserved.

6. Reporting

Reporting

The Exchange requires all Data Recipients who are either External Controlled Data Distributors or or Data Feed Distributors to submit reports, on a monthly basis, providing Person and Market Data details (as described below) for each Person receiving Market Data. Each such report must include the following:

- Data Recipient or Subscriber name, contact information, and billing address
- Mailing address at which Data Recipient receives the Data Feed
- Type of service – by Exchange and type of feed (i.e., MIAX Options ToM, Emerald Options cToM, Pearl Options PLF, Pearl Equities DoM, etc.)
- Timing of Data Feed — Real-time or Delayed
- The earliest date upon which a Data Recipient or Subscriber receives any Exchange Market Data (installation date)
- The last date upon which a Data Recipient or Subscriber receives any Exchange Market Data (termination date)

Monthly reporting for the prior month's activity is due on the 15th of the current month (i.e., May 15th is the due date for April reporting) and should be sent via email to MarketDataUsage@MIAXOptions.com.

Please contact MarketData@MIAXOptions.com regarding any questions about reporting requirements.

Audit

In accordance with the terms outlined in the Exchange Data Agreement, each Data Recipient must make available to the Exchange or its appointed agent, for physical inspection and audit, all books and records relating to Data Recipient's performance of its obligations and exercise of its rights under the Exchange Data Agreement, and all technology and premises of Data Recipient relevant to its performance of its obligations and exercise of its rights under the Exchange Data Agreement, in order for the Exchange or its appointed agent to verify the accuracy of reports provided by Data Recipient to the Exchange and the compliance by Data Recipient of all terms and conditions of the Exchange Data Agreement, including without limitation the receipt, use, display and distribution of Market Data. This audit must occur during normal business hours and upon reasonable notice to Data Recipient. The Exchange may inspect and audit for compliance by the Data Recipient for a period of three (3) years following the effective date of termination of the Exchange Data Agreement. If the inspection and audit determines there is underreporting, underpayment or other financial non-compliance with the Exchange Data Agreement, then all such amounts owed to

© 2021 Miami International Holdings, Inc. and its subsidiaries. All Rights Reserved.

the Exchange shall be remitted to the Exchange within thirty (30) days of receipt by Data Recipient of an invoice therefor, which shall be provided following completion of the inspection and audit.

© 2021 Miami International Holdings, Inc. and its subsidiaries. All Rights Reserved.

7. Service Facilitators

A Data Recipient may delegate any of its responsibilities, obligations or duties under or in connection with the Exchange Data Agreement between the Exchange and Data Recipient to an authorized third party agent ("Service Facilitator"), which Service Facilitator may discharge those responsibilities, obligations or duties on behalf of a Data Recipient in accordance with the Exchange Data Agreement. Notwithstanding any such delegation, a Data Recipient shall remain responsible for compliance by such Service Facilitator with all applicable terms and conditions of the Exchange Data Agreement and all other acts and omissions thereby in connection with the receipt, use and distribution of the Market Data.

A Service Facilitator may support one or more functions for a Data Recipient including, but not limited to, website operation, software development, facilities and equipment operation, and service installation. If a Data Recipient uses a Service Facilitator, the Data Recipient must provide a list of any and all Service Facilitators to the Exchange on Schedule C – Service Facilitator List. The completed form should be emailed to MarketData@MIAXOptions.com for review and processing.

Additionally, Data Recipient must include in a legally enforceable written agreement between the Data Recipient and each Service Facilitator the following terms:

- The Exchange is protected to the same extent as if the Service Facilitator were a party to the Exchange Data Agreement, including without limitation by permitting the Exchange to audit the Service Facilitator on the same terms as the Exchange is permitted to audit Data Recipient under the Exchange Data Agreement.
- No terms of such agreement conflict with the terms of the Exchange Data Agreement.
- If the Service Facilitator is responsible for distribution of the Market Data on behalf of the Data Recipient, distribution of Market Data to another Data Recipient may occur only after the Data Recipient is authorized by the Exchange or Data Recipient is qualified through one of the qualification methods outlined above.
- Data Recipient, and not the Service Facilitator, controls all entitlements of Market Data.

Notwithstanding the foregoing, the Service Facilitator must sign an Exchange Data Agreement with the Exchange if the Service Facilitator receives a Data Feed.

© 2021 Miami International Holdings, Inc. and its subsidiaries. All Rights Reserved.

8. Distribution to Affiliates

Any Data Recipient that distributes Market Data to an Affiliate of Data Recipient must complete and submit Schedule A - Affiliated Companies List indicating the Affiliates which will be receiving Market Data. An "Affiliate" is defined as any entity that, from time to time, directly or indirectly Controls, is Controlled by, or is under common Control with Data Recipient. By submitting the names of its Affiliate(s), the Data Recipient agrees that the contact information provided shall be deemed to be the contact information for each Affiliate. The completed form should be emailed to MarketData@MIAXOptions.com for review and processing.

© 2021 Miami International Holdings, Inc. and its subsidiaries. All Rights Reserved.

9. General Use Requirements

Attribution

- Each Data Recipient (including each Data Feed Distributor and each Controlled Data Distributor) must identify the Exchange as the source of any Market Data Feed through use of the Exchange's name on all displays of Market Data.

- If the Market Data is being provided on a delayed basis, the Data Recipient must appropriately attribute Market Data as delayed by stating "Data Delayed 15 Minutes".

- Alternatives for Market Data attribution on displays may be permitted upon the prior written consent of the Exchange if the attribution accurately and unambiguously describes the source of the Market Data. In order to receive approval, the Data Recipient must submit the alternative attributions to the Exchange by emailing the request to MarketData@MIAXOptions.com for review and processing.

Marketing Materials

Each Controlled Data Distributor and each Uncontrolled Data Distributor may use the Exchange's corporate name and the names of the Market Data Products/Services in their marketing materials and written sales materials to promote the use of their products or services, provided that such Data Recipient has received specific prior written approval by the Exchange of each such use. In order to receive approval, the Data Recipient must submit the marketing materials to the Exchange by emailing MarketData@MIAXOptions.com for review and approval.

Record Retention

A Data Recipient must create and maintain complete and accurate books and records relating to the Data Recipient's performance of its obligations and exercise of its rights under the Exchange Data Agreement (collectively, "Records") including without limitation the receipt, use, display and distribution of Market Data. Data Recipients shall cause their Subscribers to also maintain complete and accurate books and records related to the Market Data receipt and/or use by such Subscriber.

© 2021 Miami International Holdings, Inc. and its subsidiaries. All Rights Reserved.

miax™

miaxoptions.com

Exchange Data Agreement
Schedule B - Data Feed Request Form
(Submit one per entitlement system)

miax

Check One: ☐ New Service Request ☐ Addition to Existing Service ☐ Deletion from Existing Service

Date of Request:

Data Recipient/Data Feed Distributor Contact Information

Company Name:

Primary Contact:

Phone: Primary Contact Email:

Technical Contact:

Phone: Technical Contact Email:

Billing Contact:

Phone: Billing Contact Email:

Reporting Contact:

Phone: Reporting Contact Email:

Intended Use of MIAX Pearl Equities Market Data

Check All Applicable:

- ☐ Internal Distribution Within Company and/or Affiliates
- ☐ Controlled Distribution to External Parties (control entitlement and individual device usage)
- ☐ Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Options Market Data

Check All Applicable:

- ☐ Internal Distribution Within Company and/or Affiliates
- ☐ Controlled Distribution to External Parties (control entitlement and individual device usage)
- ☐ Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

© 2021 Miami International Holdings, Inc. and its subsidiaries. All Rights Reserved.

Intended Use of MIAX Pearl Options Market Data

Check All Applicable:

- ☐ Internal Distribution Within Company and/or Affiliates
- ☐ Controlled Distribution to External Parties (control entitlement and individual device usage)
- ☐ Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

Intended Use of MIAX Emerald Options Market Data

Check All Applicable:

- ☐ Internal Distribution Within Company and/or Affiliates
- ☐ Controlled Distribution to External Parties (control entitlement and individual device usage)
- ☐ Uncontrolled Distribution to External Parties (does not control entitlement or display of information)

MIAX Pearl Equities Market Data Requested

- ☐ MIAX Pearl Equities Top of Market (ToM)
- ☐ MIAX Pearl Equities Depth of Market (DoM)
- ☐ Other:

MIAX Options Market Data Requested

- ☐ MIAX Options Top of Market (ToM)[1]
- ☐ MIAX Options Complex Top of Market (cToM)
- ☐ Administrative Information Subscriber (AIS)
- ☐ MIAX Options Order Feed (MOR)
- ☐ MIAX Options Product Feed (MPF)
- ☐ Other:

MIAX Pearl Options Market Data Requested

- ☐ MIAX Pearl Options Top of Market (ToM)[1]
- ☐ MIAX Pearl Options Liquidity Feed (PLF)
- ☐ Other:

MIAX Emerald Options Market Data Requested

- ☐ MIAX Emerald Options Top of Market (ToM)[1]
- ☐ MIAX Emerald Options Complex Top of Market (cToM)
- ☐ Administrative Information Subscriber (AIS)
- ☐ MIAX Emerald Options Order Feed (MOR)
- ☐ Other:

[1] Any Data Recipient reviewing the ToM (Top of Market) Data acknowledges and agrees that it has equivalent access to consolidated options information disseminated by the Options Price Reporting Authority ("OPRA") for the same classes or series of options that are included in the ToM Market Data.

© 2021 Miami International Holdings, Inc. and its subsidiaries. All Rights Reserved.

Controlled Distribution Service Description and Entitlement

Internal Distribution – Describe Intended Use of Data
External Distribution – Describe Service Provided
(Specify Options or Equities Data in Description)

Entitlement Methodology

Uncontrolled Distribution to External Parties

Please provide information for any Uncontrolled Distribution of Exchange Market Data from your organization, if applicable.

Planned Instillation Date:

Describe below to whom/how you will distribute the data in an Uncontrolled manner:

Certification

I certify that the information provided in this form is complete and accurate and complies with all terms and conditions of the Exchange Data Agreement with Miami International Securities Exchange, LLC ("MIAX"), MIAX Pearl, LLC ("MIAX Pearl"), and/or MIAX Emerald, LLC ("MIAX Emerald") (individually or collectively referred to herein as the "Exchange" as applicable).

Print Name:

Title:

Signature:

Date:

© 2021 Miami International Holdings, Inc. and its subsidiaries. All Rights Reserved.